# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Almonty Industries Inc., CIK 0001670061
CUSIP: 020398707
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 100 King Street West, Suite 5700, Toronto, Ontario Canada (A6), M5X 1C7
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002078401

## Reporting persons
- Deutsche Rohstoff AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 23,983,026; shared voting power 0; sole dispositive power 23,983,026; shared dispositive power 0; aggregate amount beneficially owned 23,983,026 (10.2% of the class)

## Item 1. Issuer
Name of issuer: Almonty Industries Inc.
Address of issuer's principal executive offices: 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7, Canada

## Item 2. Person Filing
Name of person filing: Deutsche Rohstoff AG
Address of principal business office or, if none, residence: Q7, 24 Mannheim Germany 68161
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The 23,983,026 common shares, no par value, of the issuer ("Common Shares") reported herein include (i) 20,440,091 Common Shares (including 1,662,745 CHESS Depositary Interests ("CDIs") that trade on the Australian Securities Exchange at a ratio of one CDI to one Common Share) held by Deutsche Rohstoff AG and (ii) 3,542,935 Common Shares issuable upon the conversion of convertible notes or debentures held by Deutsche Rohstoff AG. The percent of class reported herein is based on 231,442,570 Common Shares outstanding as of November 3, 2025, as reported in management's discussion and analysis for the three and nine months ended September 30, 2025 included in the issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 3, 2025, plus the 3,542,935 Common Shares that Deutsche Rohstoff AG may acquire upon the conversion of the aforementioned convertible notes or debentures held by Deutsche Rohstoff AG in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934.
Percent of class: 10.2
Sole power to vote or to direct the vote: 23,983,026
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 23,983,026
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Deutsche Rohstoff AG: /s/ Jan-Philipp Weitz, Jan-Philipp Weitz, Chief Executive Officer (11/13/2025)